UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Peoples Bancorp, Inc.
(Name of Issuer)

Common Stock, $10.00 par value per share
(Title of Class of Securities)

70978T 10 7
(CUSIP Number)

April 9, 1997
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       (   )  Rule 13d-1(b)
       ( X )  Rule 13d-1(c)
       (   )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 70978T 10 7

1. Names of Report Persons
   I.R.S. Identification Nos. of Above Persons (entities only)

   Alexander P. Rasin, III

2. Check the Appropriate Box if a Member of a Group    (a)   ( X )
                                                       (b)   (   )

3. SEC Use Only


4. Citizenship or Place of Organization

   United States


                      5.   Sole Voting Power                 6,663
Number of Shares
Beneficially          6.   Shared Voting Power              46,920
Owned by Each
Reporting Person      7.   Sole Dispositive Power            6,663
With:
                      8.   Shared Dispositive Power         46,920


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    55,005 (Includes 46,200 shares owned by a family trust and 1,422 owned by Mr. Rasin's wife).

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    (   )

11. Percent of Class Represented by Amount in Row (9)

    6.53%

12. Type of Reporting Person*

    IN

Item 1.

 (a) Name of Issuer:

     Peoples Bancorp, Inc.

 (b) Address of Issuer's Principal Executive Offices:

     100 Spring Avenue
     Chestertown, Maryland 21620

Item 2.

 (a) Name of Person Filing:

     Alexander Parks Rasin, III

 (b) Address of Principal Business Office or, if none, Residence:

     P. O. Box 228
     Chestertown, MD 21620

 (c) Citizenship:

     Alexander P. Rasin, III is a citizen of the United States.

 (d) Title of Class of Securities:

     Common Stock, $10.00 par value per share

 (e) CUSIP Number of Issuer:

     70978T 10 7

Item 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         This statement if not filed pursuant to Rules 13d-1(b) or 13d-2(b) or
         (c).

Item 4.  Ownership.

         a.  Amount Beneficially Owned:         55,005 shares.

         b.  Percent of Class:	                 6.53%

         c. Number of shares as to which Alexander P. Rasin, III has:

         (i)   sole power to vote or to direct the vote:                 6,663

         (ii)  shared power to vote or to direct the vote:              46,920

         (iii) sole power to dispose or to direct the disposition of:    6,663

         (iv)  shared power to dispose of to direct the disposition of: 46,920


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Percent Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        This Schedule 13G includes information concerning shares owned by a Family Trust in which Mr. Rasin has a partial interest.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Dated: December 29, 2000

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             	/s/ Alexander P. Rasin, III
                                                Alexander P. Rasin, III
        Dated:  December 29, 2000